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                             November 5, 2021

       Michael Leek
       Chief Executive Officer
       TC BioPharm (Holdings) Ltd
       Maxim 1, 2 Parklands Way
       Holytown, Motherwell, ML1 4WR
       Scotland, United Kingdom

                                                        Re: TC BioPharm
(Holdings) Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed October 27,
2021
                                                            CIK No. 0001872812

       Dear Dr. Leek:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September, 2021 letter.

       Amendment No. 1 on Form F-1 filed October 27, 2021

       How can GD-Ts be used to treat disease?, page 70

   1. We note your response to our prior comment 6 and your revisions. Please provide a brief definition of
"transduction" where the term first appears on page 70.
       Clinical Outcome, page 75

   2. We note your response to our prior comment 7 and your revisions. Please revise your disclosure of the
QLC-C30 results to include a brief statement of the meaning of a lower or higher QoL score. As
currently written, it is unclear whether a decrease in average QoL scores is positively or
negatively associated with quality of life.
 Michael Leek
TC BioPharm (Holdings) Ltd
November 5, 2021
Page 2
Description of Share Capital and Articles of Association, page 109

3. We note your estimated offering price range is $7 and $9 per share with a mid-point of $8 per share. As previously requested, please explain to us the reasons for any differences between the recent valuation of your ordinary shares leading up to the planned initial public offering and the midpoint of your estimated offering price range, This information will help facilitate our review of your accounting for equity issuances.
       You may contact Angela Connell at 202-551-3426 or Christie Wong at 202-551-3684 if
you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Celeste Murphy at 202-551-3257 with any other questions.



                                                           Sincerely,
FirstName LastNameMichael Leek
                                                           Division of
Corporation Finance
Comapany NameTC BioPharm (Holdings) Ltd
                                                           Office of Life
Sciences
November 5, 2021 Page 2
cc:       Andrew Hudders, Esq.
FirstName LastName